Exhibit 99.25

Rio Tinto plc

Block Listing Six Monthly Return

23 April 2018

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Share Savings Plan
Period of return:	22 October 2017 to 21 April 2018
Balance of unallotted securities under scheme(s) from previous return:	730,181
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
Less: Number of securities issued/allotted under scheme(s) during period:	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	730,181

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Share Option Plan
Period of return:	22 October 2017 to 21 April 2018
Balance of unallotted securities under scheme(s) from previous return:	946,979
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
Less: Number of securities issued/allotted under scheme(s) during period:	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	946,979

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Performance Share Plan
Period of return:	22 October 2017 to 21 April 2018
Balance of unallotted securities under scheme(s) from previous return:	358,183
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0
Less: Number of securities issued/allotted under scheme(s) during period:	0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	358,183

Name of applicant:	Rio Tinto plc
Name of scheme:	Rio Tinto plc Global Employee Share Plan
Period of return:	22 October 2017 to 21 April 2018
Balance of unallotted securities under scheme(s) from previous return:	3,353
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	100,000
Less: Number of securities issued/allotted under scheme(s) during period:	15,832
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	87,521

Name of contact:	Steve Allen
Telephone number of contact:	0207 781 2058

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State